5100 W. Copans Rd. Suite 710   Margate, FL 33063   Phone 954-974-5818   Fax 954-974-5720

www.medianetgroup.com    www.bsprewards.com

December 23, 2008

Mr. Andrew Mew

Accounting Branch Chief

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-0404

Re:	MediaNet Group Technologies, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2007. Filed April 11, 2008.

File No. 0-49801

Dear Mr. Mew:

Pursuant to your comment letter dared October 31, 2008 in reference to the above filing, the following will answer accordingly. We have edgarized one version, and one copy is being sent via FedEx to you.

Results of Operation, page 14

Question:

1. Please tell us, and disclose in the future filings, how much revenue within the Branded Services segment is attributable to reward earned from loyalty programs, BSP website and other activities. Please disaggregate each revenue source by activity, to the extent material, in the period discussion.

Answer:

1. We have analyzed the material revenue streams as suggested in your question and will match cost of sales for a more meaningful disclosure in our future filings. The following is a breakdown for the years ending December 31, 2007 and 2006: The Branded Services revenue is made up of the following categories and amounts:

REVENUES	2007	2006

Sale of Gift Cards	$934,642	$275,710
Branded Mall/ Loyalty points	119,675	35,299
Web site design and maintenance	97,682	66,422
Other	2,786	—
Totals	1.154,785	377,431

Item 8A. Control and Procedures, page 16

Question:

2. Although you are not required to define disclosure controls and procedures you are required to disclose the entire definition when it is included. In future filings, please revise to include the entire definition or remove the reference, as applicable. See Exchange Act Rule 13a – 15(e).

Answer:

2. After reading Exchange Act Rule 13a- 15(e) we have determined that we will disclose the entire definition in all our future filings.

Consolidated Balance Sheets, page F-2

Question:

3. Please tell us the items that make up “accounts payable and accrued liabilities” line item. To the extent that customer obligations are presented in accrued liabilities we remind you to state separately any items greater than 10% of total assets. See Rule 8-03(a) (i) of Regulation S-X.

Answer:

3. After reviewing Exchange Act Rule 8-03(a)(i) of Regulation S-X, the breakdown of liabilities, at December 31, 2007 and 2006 are as follows:

	2007	2006

Accounts payable	$6,091	$16,616
Accrued Professional expenses	179,810	109,259
Member Points payable	114,493	9,893
Totals	300,394	135,768

In our future filings we undertake to state separately any obligation that is greater than 10% of total assets in accordance with Rule 8-03(a)(i) of Regulation S-X.

Consolidated Statement of Operations, page F-3

Question:

4. On page four, you disclose entering into arrangements with marketing partners that oblige you to pay commissions while you earn insignificant revenue. Tell us the business reason for entering into such arrangements and your consideration of the need to recognize a loss upon entering the contract based on evidence that estimable costs to complete the contract exceed revenue realizable under the agreements. Please be specific and cite the accounting basis for loss consideration.

Answer:

4. The explanation in our filing is not clear pertaining to the nature of our arrangements with our marketing partners. The economic substance of our business plan of operations is as follows:

We enter into agreements with marketing partners who have expertise and relationship in specific business channels,i.e. consumer products, telecom, banking that market and our web mall program to their clients and prospects. These web malls are private branded for their clients and showcase 750 independent merchants. These clients market the mall to their customers, who then shop with our merchants through their branded site. As customer’s purchases occur, BSP earns a percentage of the amount of those sales. We split (dependent on agreement) the percentages paid to us by the various merchants with the customer, the marketing partner and sometimes the client.

For example, BSP builds a branded mall for a client who has their customers shop with participating merchants. BSP earns a commission for said sales. Upon receipt of the commission BSP remits the agreed upon percentages to the consumer, who actually bought the merchandise, and percentage to our marketing partner and client, where applicable.

In all future filings, we will disclose the above in plain English and better define.

Notes to the Consolidated Financial Statements, page F-6

Question:

5. Please include a policy note that describes the expense classes included in cost of sales and that gross profit may not be comparable to competitors in the industry as a result of excluding certain expenses.

Answer:

5. The categories included in cost of sales are basically the cost of purchasing the gift cards and merchants’ credit card processing fees. The inclusion of these costs categories allow for a direct and meaningful comparison of the gross profit to competitors within the same industry.

Summary of Significant Accounting Policies , page F-6

Question:

6. Based on your disclosures on pages 3-4, we, note that you act as a program operator for point and loyalty programs for third party merchants and member purchases from participating merchants in which the member earns or accumulates member rewards used toward future purchases. If this is a material portion of your operations please explain to us, and disclose in future filings, in more detail the nature of your point-loyalty programs, the nature of items for which points can be redeemed (cash,services,etc) and their accounting. In your response, specifically address the following:

•	Identify for us the different types of revenue and payments streams within the loyalty program including commissions, rebates, points, gift cards,etc;

•	Tell us how you consider EITF 00-21 in determining whether you have multiple within the program. If so, identify these elements;

•	Tell us and disclose a comprehensive revenue recognition policy with request to each revenue stream within the program;

For example

•

Describe your accounting for incentives such as gift cards, points,etc. granted to customers in connection with a current sale and the sale of incentive to third parties including when you recognize or defer revenue;

•	Describe how you recognize the cost and accumulating obligation of incentives awarded to customers as purchases towards earning incentives occur;

•	Describe how you characterize and recognize the commissions paid to participating merchants, members and other parties involved in the distribution chain; and

•	Describe how you account for your obligation to merchants or members that become eligible to qualify for a reward or incentive and do not claim the reward( i.e. breakage)

Answer:

•

Medianet has classified (for financial presentation of its revenue and payment stream) three types of revenue streams. These revenue streams consists of: (a) of merchants rebates or commissions to us;(b) the direct sale of Gift Cards to consumers and (c) the design and maintenance of reward web malls for third party companies or organizations.

•

Pursuant to EIFT 00-21, we do not have multiple deliverables within the program. We have made this determination based on the primary fact that in none of our revenue streams the delivered items have value to the customer on a standalone basis. None of the conditions stated in EIFT 00-21 for separation of deliverables provided exist.

•

Our comprehensive revenue recognition policy with reference to each revenue stream is to recognize income when the Company has completely performed its obligations to deliver goods or rendered services to customers.

(a) As to the sale of Gift cards, since we have the inventory and credit risks we recognized the gross sales upon receipt of payment and the shipping of the Gift Cards from our offices to the consumer.

(b) As to the web mall sales rebates/commissions where we have no inventory or credit risks we recognize revenue 45 days after the sales has been made in the client’s web mall. The 45 day waiting period is a contractual arrangement with the web merchant to allow for returns and collections risks on their part. After the 45 day period expires, the web merchants pays us the contracted for rebate/commission. Upon the receipt of payment the Company recognizes revenue as earned pursuant to the agreement with said client.

(c) In the case where the Company builds web sites for clients revenue is recognized when the web site is finished and operational and the client makes the final payment. All clients that we have built the web mall for contract with the Company for the maintenance of the web site. The amount contracted for is billed quarterly and recognized then.

•

In our accounting for incentives, gift cards are not categorized as an incentive because they are sold at an agreed upon price to the member. The Company makes a gross profit on the sales of gift cards. The percentage of gross profit is determined by the actual sale price that the Company set for the various Gift Cards available.

The incentives- Loyalty points – that the Company accounts for are the percentage the Company shares with the consumer that makes a purchase in one of our client’s sites. The percentage to the consumer, now a member of our web site, depends on the overall percentage rebate/commission that the merchant has agreed to pay us for bringing that consumer to its web site and make purchases of its products. If the agreed percentage to the consumer member from the merchant mall has been agreed to be 2% of the value of the items purchased, then this amount is tracked and accumulated by our in house developed computer programs. The consumer-member earns these two points as $2.00 (2% on $100 of purchases) and is allocated to its account after a 45 day period. This period corresponds to the same 45 days that the merchants wait to pay the Company in case of returns, etc.

The term or life of these Loyalty Points to the consumer is two years before it is lost .Unclaimed or unused points are therefore breakage. However, the two year term is extended for another two years every time the consumer-member purchases or redeems through the site. Loyalty Points are recorded on our books as a Loyalty Points Liability and expense. They are credited to our liability account as long as the consumer/member does not use them to make further purchases within our merchants’ member web malls. If a member uses them to make further purchases his account is debited or if he “loads” these points as cash on to our membership provided debit card. If he loads them onto a Debit card he may use it as any debit card and even make cash withdrawals at an ATM machine. In this case his account is debited reducing the Loyalty Point liability on our books. Through vendors that manage the debit card programs, the Company (pays- to fund) the points loaded by the member. Any transaction fees paid to any such vendor is recognized by the Company as commission expense. The “breakage” is recognized by the Company by debiting the Bonus Point Liability and crediting the Loyalty Point commission expense. Thus reflecting the income due to breakage. This income has been immaterial, since there is a strong incentive by the consumers to spend these points within our member mall due to their economic savvy and our marketing efforts.

Question:

7. Please tell us your consideration of EITF99-19 with respect to your loyalty Programs. It appears that you earn a commission or fee on the sale of products owned by third parties. Since no one indicator is generally viewed to be determinative please provide us your analysis of all applicable indicators in determining whether that you act as a principal or as an agent in recording gross or net revenues in these transactions.

7. Answer:

In our revenue stream, the only time we act as a principal is in the sale of Gift Cards. As a result we record revenue as gross amount received. In accordance with EITF99-19 there is generally not just one indicator needed to make such a Determination, but rather various indicators. The Company takes legal title to the merchandise (Gift Cards) and also bears all inventory and credit risks as to the sales of the Gift Cards.

This is the major indicators that are critical in our determination that the Company is acting as a principal and not as an agent. Therefore under EITF-99-19 the sale of Gift Cards are being recorded by the Company as gross revenues instead of net Revenues. The other revenue streams do not meet any of the requirements under EITF99-19 that would denote that the Company is acting as principal. In these transactions the Company is acting as agent and as result the Company is recording these transactions as net revenue commissions as collected.

Exhibits 31.1 and 31.2

Question:

8. Please revise to include the certifications as set fort in Item 601(a)(31) of Regulation S-B

Answer:

8. We undertake in the future filings to revise our certifications in Exhibit 31.1 and 31.2 to include the certification as set forth in Item 601(a)(31) of Regulation S-B.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Martin A Berns

Martin A Berns, CEO

Cc:	Robert Hussey, Chairman

Audit Committee

Alfred Fernandez

Chief Financial Services